Exhibit 99.2
The following is an email to employees of Physicians Formula Holdings, Inc. distributed on August 15, 2012:
Dear Physicians Formula Employees,
I am pleased to share with you that today, the Company announced that it has entered into a definitive merger agreement to be acquired for $4.25 per share by affiliates of private equity firm Swander Pace Capital (“Swander Pace”). Agreement on the $4.25 price followed a competitive auction process where Swander Pace and other potential acquirers made competing bids to acquire the Company. The per share price represents a premium of approximately 15% over the Company's closing stock price on August 14, 2012 and a 21% premium to the Company's one-month volume-weighted average price of $3.50 per share. The Company's Board of Directors, acting upon the unanimous recommendation of its Special Committee composed solely of independent directors, unanimously approved the merger agreement and resolved to recommend that the Company's stockholders vote to adopt the merger agreement.

Upon close of the merger, the Company will be privately owned and will continue to be operated by the Company's current management team and employees. The Company will remain based in Azusa, CA.

For your benefit, I have attached a copy of the Company's press release, which announces these merger related developments, as well as a set of employee, investor and customer FAQs.
We are pleased that Swander Pace has agreed to purchase the Company. Swander Pace has a record of success in acquiring and operating companies in the consumer space and we believe they will add value to our business going forward.
Our Company's merger with an affiliate of Swander Pace is subject to customary closing conditions, including the adoption of the merger agreement by the Company's stockholders. Assuming the merger agreement is adopted and the other conditions to closing are satisfied, we expect that the merger will close sometime later this year. There will be additional communications, conference calls, and question and answer sessions related to this topic. However, please remember that my ability to communicate information about the merger remains subject to certain rules and regulations that govern public companies.
You should all be very proud of your hard work on behalf of the Company. In spite of the demands associated with this sale process, we have demonstrated our ability to execute and I am confident that more good results are yet to come!
Thank you for your continued hard work and dedication,
Sincerely,
Ingrid Jackel
CEO, Physicians Formula
Additional Information and Where to Find It
The Company intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and intends to furnish or file other materials with the SEC in connection with the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of the Company and will contain important information about the proposed transaction and related matters. Before making any voting decision, Physicians Formula's stockholders are urged to read the proxy statement and those other materials carefully and in their entirety because they will contain important information about the Company and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by Physicians Formula with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from Physicians Formula by directing a request by mail to Physicians Formula Holdings Inc., 1055 W. 8th Street, Azusa, CA 91702, or from the Investor Relations section of the Company's website at www.physiciansformula.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.
Participants in the Solicitation
The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders in connection with the proposed transaction. Information about the Company's directors and executive officers is set forth in the Company's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 4, 2011, and its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 7, 2012 and amended on Form 10-K/A filed with the SEC on April 25, 2012. These documents are available free of charge at the SEC's website at www.sec.gov, and from the Company by directing a request by mail to Physicians Formula Holdings Inc., 1055 W. 8th Street, Azusa, CA 91702, or from the Investor Relations section of the Company's website at www.physiciansformula.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement that the Company intends to file with the SEC.
Safe Harbor Statement
This email contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements relating to the completion of this transaction. In some cases, forward-looking statements can be identified by words such as "anticipates," "estimates," "expects," "believes," "plans," "predicts," and similar terms. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including: (1) the Company may be unable to obtain stockholder approval as required for the transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the business of the Company may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (8) risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. If the transaction is consummated, stockholders will cease to have any equity interest in the Company and will have no right to participate in its earnings and future growth. Additional factors that may affect the future results of the Company are set forth in its filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2011, as amended on Form 10-K/A filed with the SEC on April 25, 2012, available at www.physiciansformula.com and the SEC's website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements in this release and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. Unless otherwise required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.